Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Graf Global Corp.

Commission File No.: 001-42142

Date: June 22, 2026

On June 22, 2026, Jeff Kwatinetz, an executive officer of BIG3 HoldCo LLC, which is a party to the previously disclosed Business Combination Agreement, dated as of June 12, 2026 (the “Business Combination Agreement”), with Graf Global Corp. and Halfcourt Holdco, Inc., among other parties, participated in an interview with Yahoo! Finance. The transcript of the interview is below:

Josh Lipton (00:00):

Sports has become one of the hottest asset classes on Wall Street with franchise valuations soaring across the basketball, football, and beyond. The BIG3, a basketball league co-founded by Ice Cube is planning to go public later this year at a $290 million valuation. Joining us now to discuss this is BIG3 co-founder Jeff Kwatinetz. Jeff, it is great to see you. So maybe start here, Jeff, for viewers who haven't seen the BIG3, just explain it. Jeff, what is the BIG3 and how does it compare and contrast the NBA and other leagues?

Jeff Kwatinetz (00:34):

The BIG3 is the top professional 3-on-3 basketball league in the world. We have different rules. We played a 50, so there's no garbage minutes. We have a four point shot. We've really innovated the game with a lot of different rules. We have something called Bring the Fire where once and a half, if there's a foul that's a shooting foul, you can challenge it and go one-on-one with the player to see if the, instead of giving up a foul shot, you take one foul shot for three points or four points or two points. So we're not sitting around watching people throw foul shots. It's a very innovative game. We checked out how 3-on-3 was played around the world and why it wasn't professionalized, and we thought it was really a matter of how the games were marketed and the rules to make it really competitive.

Josh Lipton (01:33):

Jeff, what about your fan base? I'm curious, how does your fan base compare and contrast with the NBAs?

Jeff Kwatinetz (01:41):

Well, the NBA's been around over 75 years, so they have a great fan base. As a Knicks fan, it's been an exciting year, but we're really making strides. Our ratings are actually bigger than the NHL and MLS as well as almost all the emerging leagues. We're on CBS every weekend, so we play in NBA arenas. We do anywhere from 10 to 12,000 people, so we have millions of fans and the games are shown all over the world. So we really are the biggest three on three league in the world.

Josh Lipton (02:21):

And how do you all make money, Jeff? Where does most of your revenue come from? Is it ticket sales, is it media rights? Sponsorships?

Jeff Kwatinetz (02:30):

Like most sports revenue comes from media rights and from sponsorships, you make some money from merchandising and from ticket sales, but it's really about sponsors, advertisers, and media rights. We've also been selling teams. We sold the first four teams for 10 million a piece, and they're going up from there. So that's another way that we raise money.

Josh Lipton (02:58):

You announced plans, Jeff, to go public via SPAC, I think at a roughly $290 million valuation. Why go public now, Jeff, and why via SPAC?

Jeff Kwatinetz (03:09):

Well, it's a great way to go public. We're working with Jim Graff, who has a great track record with SPACs. So he's not one of these fly-by-night SPAC guys. It's done strategically. We wanted to access the public markets because as the preamble said, sports is such a big category. I think after AI, it's talked about more than anything else about how team values and league values are accelerating and there's not a lot of access for the retail investor. If you're not a billionaire, it's hard to participate in the asset class. So by going public, we've opened it up to our fans. Our fans can ride with the success of the league. We priced it very reasonable because we want people to participate. We want the stock to run. People can buy shares of the SPAC. Now it's traded on a New York Stock Exchange under GRAF. We just really believe that giving people access to this asset class will both encourage people to participate. That will also, in the same way that when people bet on games and gamble on games, they follow the league. If they're invested in the league, they'll be followers, they'll care about the league and they'll evangelize it.

Josh Lipton (04:48):

Basketball. Listen Jeff, it's clearly a global sport at this point. How important is international expansion for you all?

Jeff Kwatinetz (04:57):

It's very important. We're in negotiations for BIG3 Asia. We've played games in Toronto, in the Bahamas. We've played at the O2 arena in London, and we're broadcast around the world. We believe that international expansion is where we can really own the sport of 3-on-3, ultimately building to a World Cup of 3-on-3. Our sport's called Fireball3 because it is different than regular 3-on-3. So it's its own sport. Look, it's related to the way that 5-on-5 is played in the same way that you have rugby and football or boxing and the UFC or cricket and baseball. Like you said, I mean there's three sports that travel the world. It's soccer, it's basketball, and it's fighting. So international is a natural place for us to really grow and with this additional funding, we'll be able to do so.

Josh Lipton (06:03):

Finally, Jeff, I got to ask you opening weekend for you all sounds like it got a little bit spicy, got some attention. We had an altercation. I'm reading Dwight Howard, Michael Beasley, and Lance Stevenson I guess got into it. It's interesting because I mean obviously Jeff, you want the intensity, you want the personality, you want the competition. You also don't want things to kind of cross the line. How is a league do you sort balance all that?

Jeff Kwatinetz (06:29):

Well look mean. Our league is very physical and most importantly, the guys play every game. Every game has stakes and every game they care about winning. But we don't want emotions to lead the fighting. So we've had to discipline the players involved. We handed out two suspensions, which is serious in a game, in a league with only 10 weeks of games. So that should quell stuff. We like the attention, we like the intensity and competitiveness, but we want the focus to be on basketball.

Josh Lipton (07:13):

Jeff, great to have you on the show today. Appreciate your time.

On June 22, 2026, Front Office Sports published the following article regarding the previously disclosed Business Combination Agreement:

Why Big3 Is Going Public as Ice Cube Laments NBA Constraints

The league’s ninth season debuted over the weekend with a fight that led to suspensions for former NBA players Lance Stephenson and Michael Beasley.

Ice Cube envisions the Big3 being around for 100 years, and he tells Front Office Sports that now is the right time to take the 3-on-3 basketball league public amid challenges in securing outside capital due to NBA restrictions on owner investment.

The league’s ninth season opened with a bang over the weekend, as a fight led to one-game suspensions for former NBA players Lance Stephenson and Michael Beasley. Cube apologized for the incident after the game, although the passion that led to the fracas proves part of his thesis for taking the league public: Big3 is not a novelty act, it’s a competitive league whose players want to win.

“We want guys who still got a chip on their shoulder, who still wanna play basketball against their peers at a high level,” cofounder and CEO Ice Cube, whose real name is O’Shea Jackson, told FOS ahead of the Big3’s opening weekend. “We don’t just want your name though, that does us no good. We want your game.”

The league has plenty of big names. In addition to Stephenson and Beasley, players this season include Naismith Memorial Basketball Hall of Famer Dwight Howard and other longtime NBA pros like Derrick Favors, Montrezl Harrel, Corey Brewer, and Mario Chalmers. Founded in 2017, it currently has eight teams with a season that runs through the end of August.

Player salaries are not made public. Big3 cofounder and president Jeff Kwatinetz says there are standardized salary tiers; captains make the most but all captains earn the same amount, for example. Players also ultimately earn 50% of the league’s net profits at the conclusion of the playoffs, with each team’s share depending on how they finished. Last year, the first place Miami 305 took home $650,000 and the second place Chicago Triplets got $350,000.

“We’ve always believed that having players negotiate different deals makes the game more about the money and less about wanting to play,” Kwatinetz tells FOS. “We also believe our system creates more camaraderie.”

Now, it’s preparing to take its product to the public markets. Big3 HoldCo LLC announced on June 12 that it will go public at a $290 million valuation through a special purpose acquisition company merger with Graf Global Corp. Shares are expected to trade later this year on either the New York Stock Exchange or Nasdaq under the ticker symbol TONT.

“Most leagues are owned by a bunch of billionaires,” Cube tells FOS. “Fans, all they get to do is watch, buy some merch, get a ticket, and bet on the games. But they can’t invest. We want to change that. In my vision, we’re here 100 years, not just 9.”

Big3’s SPAC Deal ‘Has a Chance to Be Successful’

SPAC mergers involve an existing business combining with a shell entity, or a SPAC, that has raised money through its own IPO—Graf Global held its IPO in 2024, raising $200 million. Such deals are not new, although they gained steam following the COVID-19 outbreak in 2020 as investors sought alternative ways to take companies public.

This year, SPACs are back, according to University of Florida finance professor Jay Ritter. He tells FOS there have already been about 108 SPAC IPOs this year, “the highest number since the boom year of 2021.” However, a successful SPAC IPO does not ensure a successful SPAC merger; there have only been 19 completed mergers in 2026, Ritter says, and in general the stock of companies that go public through SPAC mergers doesn’t always soar, with many seeing “big price drops soon thereafter.”

“But Big3 has a chance to be successful,” Ritter says. “Most mergers with SPACs have a problem with very little cash being raised because most SPAC investors redeem their shares at the time of the merger, asking for their money back. But that might not occur here, with Big3 receiving a large cash infusion, allowing them to expand.”

Kwatinetz tells FOS the timing reflects both momentum and demand for exposure to sports assets.

“We’re coming off our best season,” he says. “We feel like we’re at a tipping point.”

Big3 ratings were up over 25% last year, with the playoffs reaching more than 790,000 viewers on CBS (for context, NBA games regularly average over 1 million viewers, and the NBA championship-clinching Game 5 drew 24.5 million viewers). This season marks the seventh year Big3 games are being broadcast on CBS (“we’ve got the same crew that worked on the last Super Bowl,” Kwatinetz says). Beginning this year, BET will rerun the CBS games in primetime on Monday evenings. It will also be streamed on the Fubo Sports Network, and for the first time ever Big3 has a streaming partner in China: Big3 games will be available there through a deal with Migu Video Co, according to a statement shared with FOS.

NBA Ownership Restrictions

The decision to go public is also aimed at helping the league continue to raise money, something Cube says has been a challenge due to restrictive NBA rules. He tells FOS the NBA considers Big3 a “competing league” and therefore prohibits NBA owners from investing in the league or its teams.

“This has been problematic without a doubt,” Cube says. “It has really hampered the growth of the league. Finding the right investors to take it to the next level has been challenging. It hasn’t been impossible, because we’ve done it. But it has been a huge challenge.”

A person familiar with the matter tells FOS the NBA does prohibit team owners from investing in Big3, but the policy is part of longstanding league rules governing investments in competing men’s basketball properties and is not specific to Cube’s league. (The policy is only for competing men’s leagues, not women’s, meaning the restriction does not extend to the 3-on-3 women’s basketball league Unrivaled.)

Still, in 2023, the U.S. Department of Justice reportedly launched an investigation into whether the NBA was engaged in anticompetitive practices with regard to Big3. That probe began under the Biden administration. It’s not clear whether it remains ongoing, and a representative for the DOJ did not immediately respond to a request for comment.

NBA spokesman Mike Bass told TMZ in 2023 that the claims against the NBA were “not true,” and said “we have been supportive of the Big3 since its inception, but we declined to invest.”

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

An investor presentation, the Business Combination Agreement (“BCA”), dated as of June 12, 2026, by and among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), Halfcourt Holdco, Inc. (“Pubco”) and the other parties thereto, and related transaction documentation were filed with the SEC as exhibits to Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2026, and available on the SEC website at www.sec.gov.

In connection with the proposed business combination, the parties to the BCA (the “Parties”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that PubCo and BIG3 intend to file in connection with the proposed business combination (the “Registration Statement”), and after the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination.

This communication is not a substitute for the Registration Statement or any other document that may be filed by the Parties with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Parties and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, which is expected be filed by PubCo and BIG3 with the SEC. Investors, shareholders and other interested persons are urged to read the Registration Statement and proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors, shareholders and other interested persons will be able to obtain free copies of the Registration Statement and proxy statement/prospectus and other documents containing important information about the Parties through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Parties, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by the Parties, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.